DIGITAL YEARBOOK INC

Morgan Youngwood
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re: Digital Yearbook, Inc.
      Form 8-K Filed on September 16, 2009

Dear Mr. Morgan

We acknowledge your letter dated September 1, 2009 regarding re-audit of the Company’s 2007 (as of and for the year ended March 31, 2008) books. We have engaged an auditor and are in the process of their re-audit of the 2007 books. We expect that the audit will be done by September 30, 2009.
Digital Yearbook, Inc., in connection with the 8-K that it filed on September 16, 2009 acknowledges the following:

1. The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If there are any further questions or comments please direct them to the undersigned.  Thank you.

Sincerely,

 /S/ Arunkumar Rajapandy

Arunkumar Rajapandy
President

3938 E Grant Rd, #453, Tucson, Arizona 85712